Exhibit 99.2

Execution Version

TERMINATION AND SETTLEMENT AGREEMENT

TERMINATION AND SETTLEMENT AGREEMENT, dated as of November 15, 2021 (this “Agreement”), among Tarena International, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), Kidedu Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Kidarena Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), Mr. Han Shaoyun (“Mr. Han”), Kidtech Limited (“Issuer”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned Subsidiary of Mr. Han, and Ascendent Capital Partners III, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (the “Sponsor,” and together with Parent, Merger Sub, Mr. Han and Issuer, the “Buyer Group Parties”).

WHEREAS, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger, dated as of April 30, 2021 (the “Merger Agreement”), pursuant to which the Company was to be merged with and into Merger Sub on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”).

WHEREAS, concurrent with the execution of the Merger Agreement, the Company entered into a Limited Guarantee (the “Limited Guarantees”) with the Sponsor and Mr. Han, respectively, pursuant to which each of the Sponsor and Mr. Han agreed to guarantee to the Company the due and punctual payment and discharge of the payment obligations of Parent under certain circumstances.

WHEREAS, Issuer, Parent, Mr. Han and the Sponsor entered into an Equity Commitment Letter (the “Equity Commitment Letter”), dated as of April 30, 2021, pursuant to which the Sponsor commits to purchase certain convertible notes or equity securities of Parent such that Parent could apply such commitment to fund the Merger under the Merger Agreement.

WHEREAS, the Company, Parent and Merger Sub have agreed that the Merger Agreement is to be terminated and the Merger abandoned pursuant to Section 8.01 of the Merger Agreement.

WHEREAS, the Buyer Group Parties have agreed to make the Settlement Payment (as defined below) to the Company to discharge their obligations under (as appropriate) the Limited Guarantees, the Merger Agreement and the Equity Commitment Letter upon the terms and subject to the conditions set forth herein.

WHEREAS, the Company and the Buyer Group Parties have entered into this Agreement to avoid the expense, time consumption, distraction, disruption and uncertainty of arbitration relating to the termination of the Merger Agreement, the Limited Guarantees and the Equity Commitment Letter.

WHEREAS, the Board of Directors of the Company has (i) determined that it is advisable and in the best interests of the Company and its shareholders to enter into this Agreement and (ii) approved the execution, delivery and performance by the Company of this Agreement and the transactions contemplated hereby.

WHEREAS, each of the Buyer Group Parties has authorized and approved the execution, delivery and performance of such Buyer Group Party of this Agreement and declared it advisable for such Buyer Group Party to enter into this Agreement.

STATEMENT OF AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants and agreements contained herein, and intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1.          Definitions. Unless otherwise specifically defined in this Agreement, each capitalized term used but not defined in this Agreement shall have the meaning assigned to such term in the Merger Agreement.

ARTICLE II

SETTLEMENT

Section 2.1.          Settlement. Promptly following the date of this Agreement, and in no event later than November 26, 2021 (the “Settlement Date”), the Buyer Group Parties shall pay, or cause to be paid to the Company, by wire transfer of immediately available funds, in U.S. dollars to the following bank account, a lump sum amount in cash equal to US$3,530,000 (the “Settlement Payment”). The Settlement Payment shall not be repayable or refundable under any circumstances, including the termination or expiration of this Agreement.

Account Name:	[	]
Bank Name:	[	]
Bank’s Address:	[	]
Clearing No.:	[	]
Account Code:	[	]
Swift Code:	[	]

ARTICLE III

TERMINATION

Section 3.1.          Termination of Merger Agreement. Effective upon and subject in all respects to the receipt by the Company of the full amount of the Settlement Payment by the Settlement Date, pursuant to Section 8.01 of the Merger Agreement, and without further action of any party hereto, the Merger Agreement is hereby terminated in its entirety, is null and void, and is of no further force and effect with no liability on the part of any party to this Agreement (or any member of the Company Group or Parent Group); provided, that the Confidentiality Agreements shall survive the termination of the Merger Agreement and will remain in full force and effect in accordance with their terms. The termination of the Merger Agreement, once effective in accordance with the terms hereof, shall be irrevocable.

Section 3.2.          Termination of Other Transaction Documents. The parties hereto acknowledge that by virtue of the termination of the Merger Agreement in accordance with Section 3.1 above, (i) the Equity Commitment Letter and the Support Agreements shall terminate in accordance with their terms without any further action being required on the part of any party hereto or thereto, and (ii) each of the Guarantors shall be deemed to have satisfied and discharged in full and be released from all of their obligations under the Limited Guarantees upon the receipt of the Company of the full amount of the Settlement Payment by the Settlement Date; provided that if any portion of the Settlement Payment made is at any time annulled, avoided, set aside, rescinded, invalidated, declared to be fraudulent, preferential, or void or voidable, or otherwise required to be refunded or repaid, under any bankruptcy Law or any other applicable Law or proceeding, equitable cause, or arbitration or other alternative dispute resolution judgment or proceeding of any kind, then the Buyer Group Parties shall take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable, to make whole the Company until the Company has received the Settlement Payment in full.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1.          Representations and Warranties of the Company. The Company hereby represents and warrants that (a) it has all requisite corporate power and authority to enter into this Agreement and to take the actions contemplated hereby, (b) this Agreement has been duly authorized, executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of the Buyer Group Parties, is the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms and (c) no consent of any third party is required for the execution, delivery and performance of this Agreement by the Company.

Section 4.2.          Representations and Warranties of the Buyer Group Parties. Each of the Buyer Group Parties hereby represents and warrants that: (a) it or he has all full legal right, power, capacity and authority to execute and deliver this Agreement and to take the actions contemplated hereby, (b) this Agreement has been duly authorized, executed and delivered by itself or himself, assuming this Agreement constitutes the valid and binding agreement of the Company, this Agreement is the valid and binding obligation of, and enforceable against, itself or himself in accordance with its terms and (c) no consent of any third party is required for the execution, delivery and performance of this Agreement by itself or himself. The Buyer Group Parties hereby represent and warrant that they currently have sufficient available funds to pay the Settlement Payment by the Settlement Date.

ARTICLE V

RELEASES AND COVENANT NOT TO SUE

Section 5.1.          Buyer Group Parties Release. Effective upon and subject to the receipt by the Company of the full amount of the Settlement Payment by the Settlement Date, each of the Buyer Group Parties, for itself or himself and, to the maximum extent permitted by Law, on behalf of its former, current or future officers, directors, employees, agents, Representatives, parents, Subsidiaries, Affiliates, shareholders, managers, partners and any predecessor entities, heirs, executors, administrators, successors and assigns of any said person or entity, and any other person claiming (now or in the future) through or on behalf of any of said person or entities (“Buyer Group Releasing Parties”), hereby unequivocally, fully and irrevocably releases and discharges the Company, any Group Company, members of the Company Group and their respective former, current or future directors, officers, employees, members, managers, partners, shareholders, agents, Representatives, or predecessor entities, heirs, executors, administrators, successors and assigns of any said person or entity (collectively, “Company Released Persons”), from any and all past, present, direct, indirect and/or derivative liabilities, claims, rights, actions, causes of action, counts, obligations, sums of money due, attorneys’ fees, suits, debts, covenants, agreements, promises, demands, damages and charges of whatever kind or nature, known or unknown, actual or potential, existing or future, fixed or contingent, at law or in equity, whether sounding in contract or in tort or deriving from the application of any statute, rule or regulation, asserted or that could have been asserted, under federal or state statute, or common law or the laws of any other relevant jurisdiction, through and/or after the date of the execution of this Agreement, arising from or out of, based upon, in connection with or otherwise relating in any way to the Merger Agreement (including, for the avoidance of doubt, the negotiation thereof and all due diligence activities and other actions or activities undertaken in connection therewith, collectively, the “Transaction Matters”), the Equity Commitment Letter, the Limited Guarantees, the Support Agreements or the transactions or payments contemplated by any of the foregoing, including any claim relating to the termination of the Merger Agreement (the “Buyer Group Parties Released Claims”); provided, that, for the avoidance of doubt, nothing contained in this Agreement shall be deemed to release any party hereto from its obligations under this Agreement or the Confidentiality Agreements.

Section 5.2.          Company Release.

(a)           Effective upon and subject to the receipt by the Company of the full amount of the Settlement Payment by the Settlement Date, the Company, for itself and, to the maximum extent permitted by Law, on behalf of its former, current or future officers, directors, employees, agents, Representatives, parents, Subsidiaries, Affiliates and any predecessor entities, heirs, executors, administrators, successors and assigns of any said person or entity, and any other person claiming (now or in the future) through or on behalf of any of said person or entities (“Company Releasing Parties” and together with the Buyer Group Releasing Parties, the “Releasing Parties”), hereby unequivocally, fully and irrevocably releases and discharges each of the Buyer Group Parties, members of the Parent Group and their respective former, current or future directors, officers, employees, members, managers, partners, shareholders, agents or Representatives, or predecessor entities, heirs, executors, administrators, successors and assigns of any said person or entity (collectively, “Buyer Group Parties Released Persons” and together with the Company Released Persons, the “Released Persons”), from any and all past, present, direct, indirect and/or derivative liabilities, claims, rights, actions, causes of action, counts, obligations, sums of money due, attorneys’ fees, suits, debts, covenants, agreements, promises, demands, damages and charges of whatever kind or nature, known or unknown, actual or potential, existing or future, fixed or contingent, at law or in equity, whether sounding in contract or in tort or deriving from the application of any statute, rule or regulation, asserted or that could have been asserted, under federal or state statute, or common law or the laws of any other relevant jurisdiction, through and/or after the date of the execution of this Agreement, arising from or out of, based upon, in connection with or otherwise relating in any way to the Merger Agreement (including, for the avoidance of doubt, the Transaction Matters), the Equity Commitment Letter, the Limited Guarantees, the Support Agreements or the transactions or payments contemplated by any of the foregoing, including any claim relating to the termination of the Merger Agreement (the “Company Released Claims”); provided, that, for the avoidance of doubt, nothing contained in this Agreement shall be deemed to release any party hereto from its obligations under this Agreement or the Confidentiality Agreements.

(b)           Effective upon and subject to the receipt by the Company of the full amount of the Settlement Payment by the Settlement Date, the Company, for itself and, to the maximum extent permitted by Law, on behalf of the Company Releasing Parties, hereby unequivocally, fully and irrevocably releases and discharges the current directors and officers of the Company or any of its Subsidiaries from any and all past, present, direct, indirect and/or derivative liabilities, claims, rights, actions, causes of action, counts, obligations, sums of money due, attorneys’ fees, suits, debts, covenants, agreements, promises, demands, damages and charges of whatever kind or nature, known or unknown, actual or potential, existing or future, fixed or contingent, at law or in equity, whether sounding in contract or in tort or deriving from the application of any statute, rule or regulation, asserted or that could have been asserted, under federal or state statute, or common law or the laws of any other relevant jurisdiction, through and/or after the date of the execution of this Agreement, arising from or out of, based upon, in connection with or otherwise relating in any way to the Merger Agreement (including, for the avoidance of doubt, the Transaction Matters) and the Limited Guarantees or the transactions or payments contemplated by any of the foregoing, including any claim relating to this Agreement or the termination of the Merger Agreement or the Limited Guarantees.

(c)           For the avoidance of doubt, in the event that the Buyer Group Parties fail to make or cause to be made full payment of the Settlement Payment by the Settlement Date, the Company shall be accorded all of its rights and remedies at law, in equity, or under contract with respect to the Merger Agreement, the Limited Guarantees, or the Company Released Claims, notwithstanding the provisions of this Agreement, and any and all of the rights and remedies of the Company with respect to the Merger Agreement, the Limited Guarantees, or the Company Released Claims shall be automatically reinstated without any action by any Person.

Section 5.3.          Release under the Equity Commitment Letter. Effective upon and subject to the receipt by the Company of the full amount of the Settlement Payment by the Settlement Date, each of the other Buyer Group Parties, for itself or himself and, to the maximum extent permitted by Law, on behalf of its or his Buyer Group Releasing Parties, hereby unequivocally, fully and irrevocably releases and discharges the Sponsor and its relevant Buyer Group Parties Released Persons from any and all past, present, direct, indirect and/or derivative liabilities, claims, rights, actions, causes of action, counts, obligations, sums of money due, attorneys’ fees, suits, debts, covenants, agreements, promises, demands, damages and charges of whatever kind or nature, known or unknown, actual or potential, existing or future, fixed or contingent, at law or in equity, whether sounding in contract or in tort or deriving from the application of any statute, rule or regulation, asserted or that could have been asserted, under federal or state statute, or common law or the laws of any other relevant jurisdiction, through and/or after the date of the execution of this Agreement arising from or out of, based upon, in connection with or otherwise relating in any way to the Equity Commitment Letter or the transactions or payments contemplated thereby, including any claim relating to the termination of the Equity Commitment Letter (together with the Buyer Group Parties Released Claims and the Company Released Claims, the “Released Claims”); provided, that, for the avoidance of doubt, nothing contained in this Agreement shall be deemed to release any party hereto from its obligations under this Agreement or the Confidentiality Agreements.

Section 5.4.          Scope of Release and Discharge.

(a)           The parties, on behalf of the respective Releasing Parties, acknowledge and agree that they may be unaware of or may discover facts in addition to or different from those which they now know, anticipate or believe to be true related to or concerning the Released Claims. The parties know that such presently unknown or unappreciated facts could materially affect the claims or defenses of a party or parties. It is nonetheless the intent of the parties to give a full, complete and final release and discharge of the Released Claims. In furtherance of this intention, the releases herein given shall be and remain in effect as full and complete releases with regard to the Released Claims notwithstanding the discovery or existence of any such additional or different claim or fact. To that end, with respect to the Released Claims only, the parties expressly waive and relinquish any and all provisions, rights and benefits conferred by any Law of the United States or of any state or territory of the United States or of any other relevant jurisdiction, or principle of common law, under which a general release does not extend to claims which the parties do not know or suspect to exist in their favor at the time of executing the release, which if known by the parties might have affected the parties’ settlement. With respect to the Released Claims only, the parties expressly waive and relinquish, to the fullest extent permitted by Law, the provisions, rights, and benefits of §1542 of the California Civil Code (or any similar, comparable or equivalent provisions), which provides:

(b)           A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.

(c)           The parties acknowledge and agree that the inclusion of Section 5.1, Section 5.2, Section 5.3, and this Section 5.4 was separately bargained for and is a key element of this Agreement. The parties acknowledge and agree that the terms of the foregoing release are understood and voluntarily accepted by them without duress or coercion, economic or otherwise, and that the parties have obtained sufficient information to intelligently exercise their own judgment regarding the terms of the foregoing release before executing this Agreement.

Section 5.5.          Covenant Not to Sue. Each of (a) the Company, on behalf of itself and the Company Releasing Parties, and (b) the Buyer Group Parties, on behalf of itself or himself and the Buyer Group Releasing Parties, covenants not to bring any Released Claim before any court, arbitrator, or other tribunal in any jurisdiction, whether as a claim, a cross claim, or counterclaim. Any Released Person may plead this Agreement as a complete bar to any Released Claim brought in derogation of this covenant not to sue. The covenants contained in this Section 5.5 shall become effective only following the receipt by the Company of the full amount of the Settlement Payment by the Settlement Date and shall survive this Agreement indefinitely regardless of any statute of limitations.

Section 5.6.          Accord and Satisfaction. This Agreement and the releases reflected herein shall be effective as a full, final and irrevocable accord and satisfaction and release of all of the Released Claims.

Section 5.7.          Non-Disparagement. Subject in all respects to the receipt by the Company of the full amount of the Settlement Payment by the Settlement Date, other than as a party may determine (based on the advice of counsel) is necessary or appropriate to respond to any legal or regulatory process or proceeding or to give appropriate testimony or file any necessary documents in any legal or regulatory proceeding, or deliberations of the Company Board, no party to this Agreement shall make any public statements or any private statements that disparage, denigrate or malign the other parties or the Released Persons concerning the subject matter of this Agreement and the Merger Agreement or the business or practices of the other parties hereto. Nothing contained in this Section 5.7 shall prohibit a party from making any public or private statement that is factually accurate.

Section 5.8.          Public Announcements. Promptly following the execution and delivery of this Agreement, the Company shall issue a press release in the form attached hereto as Exhibit A announcing the execution of this Agreement. None of the parties hereto will make any public statements (including in any filing with the SEC or any other regulatory or governmental agency, including any stock exchange) that are inconsistent with, or otherwise contrary to, the statements in the press releases issued pursuant to this Section 5.8.

ARTICLE VI

MISCELLANEOUS

Section 6.1.          Admission. This Agreement constitutes the settlement of disputed and possible future claims; it does not and shall not constitute an admission of liability by any of the parties hereto.

Section 6.2.          Modification or Amendment. This Agreement may only be amended, modified or supplemented in writing by the parties hereto.

Section 6.3.          Waiver. Any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by an authorized representative of the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 6.4.          Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

Section 6.5.          Governing Law; Dispute Resolution. The governing law and dispute resolution provisions set forth in the Merger Agreement are hereby incorporated by reference into, and shall be deemed to apply mutatis mutandis to, this Agreement and any actions undertaken hereunder; provided, however, that the arbitration tribunal constituted in any arbitration commenced under this Agreement shall consist of a sole arbitrator to be appointed in accordance with the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted.

Section 6.6.          Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or email, or by international overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.6):

(a)         if to the Buyer Group Parties:

Address: 6F, No.1, Andingmenwai Street, Litchi Tower, Chaoyang District, Beijing 100011, China

Email Address: hansy@tedu.cn

Tel: +86 010 62135687

Attn: Mr. Han Shaoyun

Ascendent Capital Partners III, L.P.

c/o Ascendent Capital Partners (Asia) Ltd.

Address: Suite 3501, 35/F Jardine House

1 Connaught Place, Central, Hong Kong

Attn: Stone Shi

Email: Stone.c.shi@ascendentcp.com

Tel: +852 2165-9018

Fax: +852 2165-9019

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Attention: Z. Julie Gao, Esq.

Email: Julie.Gao@skadden.com

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

Attention: Peter X. Huang, Esq.

Email: Peter.Huang@skadden.com

Morrison & Foerster

Edinburgh Tower, 33/F, The Landmark

15 Queen’s Road Central, Hong Kong

Attn.: Marcia Ellis

Email: MEllis@mofo.com

Tel: +852 2585-0784

Fax: +852 2585-0800

(b)         if to the Company:

No. 1 Andingmenwai Street
Litchi Tower

Chaoyang District

Beijing 100011

People’s Republic of China

with copies to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP

Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025, P.R.C.

Attention: Fang Xue, Esq.

Tel +86 10 6502 8600

Fax +86 10 6502 8510

Email: fxue@gibsondunn.com

Section 6.7.          Entire Agreement. This Agreement and the Confidentiality Agreements constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

Section 6.8.          No Third-Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 6.9.          Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision negotiated in good faith by the parties hereto shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 6.10.      Interpretation. The Article, Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The symbol “$” or “US$” refers to United States Dollars. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 6.11.      Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other parties hereto, and any assignment without such consent shall be null and void.

Section 6.12.      Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the obligations, undertakings, covenants or agreements of the parties to this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement by the other parties, and to enforce specifically the terms and provisions of this Agreement by a decree of specific performance, in accordance with Section 6.5 of this Agreement, without the necessity of proving actual harm or damages or posting a bond or other security therefor, this being in addition to any other remedy to which such party is entitled at law or in equity, and each party agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance or other equitable remedy is not an appropriate remedy for any reason at law or in equity.

Section 6.13.      Time of the Essence. Any time, date or period mentioned in any provision of this Agreement may be extended by mutual agreement among the parties hereto, but as regards any time, date or period originally fixed and not extended or any time, date or period so extended as aforesaid, time shall be of the essence.

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IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

TARENA INTERNATIONAL, INC.

By:	/s/ Wing Kee Lau
Name: Wing Kee Lau
Title: Chief Financial Officer

[Signature Page to Termination and Settlement Agreement]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

KIDEDU HOLDINGS LIMITED

By:	/s/ Shaoyun Han
Name: Shaoyun Han
Title: Director

KIDARENA MERGER SUB

By:	/s/ Shaoyun Han
Name: Shaoyun Han
Title: Director

Shaoyun Han

/s/ Shaoyun Han

KIDTECH LIMITED

By:	/s/ Shaoyun Han
Name: Shaoyun Han
Title: Director

[Signature Page to Termination and Settlement Agreement]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

Ascendent Capital Partners III, L.P.

By:	Ascendent Capital Partners III GP, L.P., its general partner
By:	Ascendent Capital Partners III GP Limited, its general partner

By:	/s/ Meng Liang
Name: Meng Liang
Title: Authorized Signatory

[Signature Page to Termination and Settlement Agreement]

Exhibit A

Exhibit A